FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
October 22, 2009.
ITEM 3:	News Releases
A news release was issued on October 22, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.
ITEM 4:	Summary of Material Change

Crosshair announced that, subject to regulatory approval, it will undertake a brokered private placement with Byron Securities Limited (the “Agent”) on a commercially reasonable “best efforts” basis to accredited investors of up to 5 million units (the “Units”) at a price of $0.20 per Unit for gross proceeds of up to $1 million (the “Unit Private Placement”). Each Unit will be comprised of one common share in the capital of Crosshair (a “Common Share”) and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 18 months following the date the Unit Private Placement closes.  Crosshair will concurrently undertake a brokered private placement with the Agent on a commercially reasonable “best efforts” basis to accredited investors of up to 12 million flow-through shares (the “Flow Through Shares”) at a price of $0.25 per Flow Through Share for gross proceeds of up to $3 million.  Each Flow-Through Share will consist of one Common Share which qualifies as a “flow-through share” for tax purposes of the Income Tax Act (Canada).

ITEM 5:	Full Description of Material Change

Crosshair announced that, subject to regulatory approval, it will undertake a brokered private placement with Byron Securities Limited (the “Agent”) on a commercially reasonable “best efforts” basis to accredited investors of up to 5 million units (the “Units”) at a price of $0.20 per Unit for gross proceeds of up to $1 million (the “Unit Private Placement”). Each Unit will be comprised of one common share in the capital of Crosshair (a “Common Share”) and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 18 months following the date the Unit Private Placement closes.

Crosshair will concurrently undertake a brokered private placement with the Agent on a commercially reasonable “best efforts” basis to accredited investors of up to 12 million flow-through shares (the “Flow Through Shares”) at a price of $0.25 per Flow Through Share for gross proceeds of up to $3 million (the “Flow-Through Private Placement”). Each Flow-Through Share will consist of one Common Share which qualifies as a “flow-through share” for tax purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Unit Private Placement and the Flow-Through Private Placement will be subject to a four month hold period.

In connection with the Unit Private Placement, Crosshair will pay to the Agent, subject to regulatory approval, a commission equal to 8% of the gross proceeds raised by the Unit Private Placement and will issue agent’s warrants exercisable to acquire that number of units (“Agent’s Units”) as is equal to 10% of the aggregate amount of Units issued and sold pursuant to the Unit Private Placement, at an exercise price of $0.20 per Agent’s Unit, for a period of 18 months following the date the Unit Private Placement closes. Each Agent’s Unit will consist of one Common Share and one Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 18 months following the date the Unit Private Placement closes.

In connection with the Flow-Through Private Placement, Crosshair will pay to the Agent, a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and will issue agent’s warrants exercisable to acquire that number of Common Shares as is equal to 10% of the aggregate amount of Flow-Through Shares issued and sold pursuant to the Flow-Through Private Placement, at an exercise price of $0.25 per Common Share, for a period of 18 months following the date the Flow-Through Private Placement closes.

The funds raised from the Unit Private Placement will be used by Crosshair to finance the exploration expenditures on its properties. The funds raised from the Flow-Through Private Placement will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Vanadium Resource upgrade, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2009 taxation year.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
October 28, 2009.